[CHINA 3C GROUP LETTERHEAD]

July 10, 2008

Mr. Jay Williamson Securities and Exchange Commission Division of Corporation Finance Mail Stop 3561 150 F Street, N.E. Washington D.C. 20549

Re:	China 3C Group Form 10-K Filed on March 27, 2008 File No. 000-28767

Dear Mr. Williamson:

China 3C Group (the “Company”) is in receipt of the Staff’s letter dated May 8, 2008 relating to the annual report referenced above. While the Company is endeavoring to respond to the Staff’s comments in a timely manner, as you discussed with Angela Dowd of Loeb & Loeb LLP yesterday, we understand that the Staff is willing to extend the time during which the Company must respond to the comments. We would respectfully request that the Staff provide the accommodation to the Company to allow it until July 31, 2008 to respond so that our response is as correct and comprehensive as possible and reflects the necessary consideration of the issues raised by the Company and our independent public accountants.

Please feel free to contact our counsel Mitchell Nussbaum of Loeb & Loeb at (212) 407-4159 with any questions or concerns in this regard.

Sincerely,

/s/ Zhenggang Wang
Zhenggang Wang
Chief Executive Officer

cc: Mitchell Nussbaum
Loeb & Loeb LLP